(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 11-K	WASHINGTON, D.C. 20549
☐ Form 20-F
☒ Form 10-Q	FORM 12b-25

Commission File Number

NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Access Worldwide Communications, Inc.

Full Name of Registrant:

Former Name if Applicable:

4950 Communications Avenue, Suite 300

Address of Principal Executive Office (Street and Number):

Boca Raton, FL 33431

City, State, and Zip Code:

Part II – Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b—25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling all relevant information required to be included in the Form 10-Q for the relevant quarter ended, as well as the completion of the required review of the Company’s financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five calendar days after its original date.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Mark Wright (Name)	571 (Area Code)	438-6140 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Access Worldwide Communications, Inc.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006	By:	/s/ Mark Wright
	Name:	Mark Wright
	Title:	General Counsel, Secretary

2